ZABA INTERNATIONAL, INC.
                           5650 Greenwood Plaza Blvd.
                                    Suite 216
                            Englewood, Colorado 80111
                         COMMISSION FILE NUMBER 0-21099

                              DISCLOSURE STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


                                  INTRODUCTION

         This Statement is being mailed on or about November 8, 1999 to holders of record on November 1, 1999 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Zaba International, Inc., a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below (the "Closing Date"), to be held on or about November 19, 1999.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

         Pursuant to the terms of an agreement between the Company and Merendon Mining Corporation Ltd. ("MMC"), a privately held Canadian corporation (the "Agreement"), the Company has agreed to undertake a forward split of its issued and outstanding common stock, whereby 2 shares of Common Stock shall be issued in exchange for every share of Common Stock presently issued and outstanding, in order to establish the number of issued and outstanding Common Shares of the Company at the Closing Date to be 4,814,332 shares. Thereafter, the Company will acquire all of MMC's issued and outstanding shares of common stock
(collectively, the "MMC Stock") in exchange for an aggregate of 12,369,133 "restricted" shares of the Company's Common Stock (the "Transaction"). Accordingly, if all of the issued and outstanding shares of MMC Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 72% of the Company's outstanding shares of Common Stock.

         MMC is a private Canadian corporation based in Calgary, Canada and which is engaged in gold exploration, production and processing in the Republic of Honduras. MMC has completed the construction of a gold processing facility located in Tegucigalpa, Honduras, the capital of Honduras, that has been designed to process up to 500 ounces of gold per day, which can be expanded as supply contracts for gold concentrates are secured. It also has concessions covering 196,197 ha in preliminary exploration stages. However, due to a concentration of MMC's resources on completion of the gold processing facility, exploration efforts have been nominal to date. It is anticipated that the gold exploration program will become active as cash flow from the processing facility is allocated by management.

         As of August 31, 1999, MMC had $6,644,328 in total assets, with $448,699 in total liabilities (unaudited). MMC is currently engaged in an audit of its financial statements, which is expected to be completed on or shortly after closing of the Transaction. The relevant Agreement will contain representations and warranties concerning MMC's financial condition and results of the audit in the event the audit is not completed by the proposed Closing Date.

         Upon consummation of the Transaction, the Company's current officers and directors will resign and be replaced by directors and officers selected by MMC's management (see "Directors and Executive Officers and Related Transactions" below). Also, as part of the terms of the Transaction, the name of the Company will change to "Merendon Mining Corporation, Ltd." MMC shall become a wholly owned subsidiary of the Company.

         Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the forward split referenced above will not be undertaken, Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about November 19, 1999, with the closing to occur shortly thereafter.

                         REASON FOR DISCLOSURE STATEMENT

         Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

         As of the date of this report, there were outstanding 2,407,166 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group. The figures provided are so provided on a pre-reverse split basis.

                                        No. of                    Percentage
Name and Address                     Shares Owned                  Ownership
----------------                     ------------                  ---------

Gregory W. Skufca(1)                   1,200,000                     49.9%
5650 Greenwood Plaza Blvd.
Suite 216
Englewood, CO 80111

William L. Skufca(1)                     570,833                     23.7%
620 Front Range Rd.
Littleton, CO 80120

Jack Beam                                466,666                     19.3%
3433 E. 7th Ave.
Denver, CO 80206

Reed Johnson                             125,000                      5.2%
2175 E. Grapevince Rd.
Idledale, CO 80453



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




                                         No. of                   Percentage
Name and Address                      Shares Owned                 Ownership
----------------                      ------------                 ---------

All Directors                          1,770,833                     73.6%
and Officers as a
Group (2 persons)
--------------------
(1)      Officer and/or director of the Company.

         The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each to be appointed director and executive officer of the Company and all to be appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders will hold sole voting and investment power over their respective shares. The figures so provided assume that the forward stock split discussed above herein becomes effective.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
Name and Address          Offices To Be Held           the Transfer      of Class
----------------          ------------------           ------------      --------
Gary A. Sorenson        Chairman of the Board &         5,384,420          31.3%
Suite 630               Chief Executive Officer
333 11th Ave.
Calgary, Alberta
Canada T2R 1L9

Luis F. Lorie                  Director                    10,000            *
10735 S.W. 58 Ave.
Pinecrest, FL 33156

All Proposed Directors            -                     5,394,420          31.4%
and Officers as a
Group (2 persons)

                                LEGAL PROCEEDINGS

         There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

            DIRECTORS AND EXECUTIVE OFFICERS AND RELATED TRANSACTIONS

DIRECTORS AND EXECUTIVE OFFICERS.

         If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

      Name                   Age                      Position
      ----                   ---                      --------

Gary A. Sorenson              56             CEO, Chairman of the Board of
                                                      Directors

Luis F. Lorie                 34                       Director


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



Resumes:

         Gary A. Sorenson will be appointed as Chairman of the Board of Directors and Chief Executive Officer of the Company upon closing of the Transaction. Since May 1996, Mr. Sorenson has been CEO and a director of MMC. From 1990 through April 1996, Mr. Sorenson was employed by the Canadian National Investment Corporation, Ltd., where his responsibilities included directing corporate development. Upon closing of the proposed Transaction, Mr. Sorenson intends to devote substantially all of his time to the business of the Company.

         Luis F. Lorie will be appointed as a director of the Company upon closing of the Transaction. Since December 1997, Mr. Lorie has been the Managing Partner of Exclusive Real Estate Investments Ltd., Pinecrest, FL, which owns and manages commercial real estate properties. Prior, from December 1995 through December 1997, Mr. Lorie was vice president of operations of the retail mortgage division of Global Mortgage Investors, Inc., Coral Gables, FL, where he supervised loan originations. From November 1993 through December 1995, Mr. Lorie was vice president of operations for the retail mortgage division of Exclusive Mortgage Co., Coral Gables, FL. Mr. Lorie received a Bachelor of Science degree in economics and finance from Barry University in 1986. Upon closing of the Transaction, it is expected that Mr. Lorie will devote only such time as necessary to the business of the Company.

COMPENSATION

         Upon closing of the Transaction, Gary A. Sorenson is expected to receive an annual salary of $78,000 (CDN). No executive officer is expected to receive annual compensation in excess of $100,000 during the next fiscal year of the Company. There are no employment agreements between MMC and its executive officers or directors.

         In addition, MMC may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES.

         The Board of Directors of the Company has no standing audit, nominating or compensation committees.

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS.

         The Company presently has two Directors. During the fiscal year ended November 30, 1999, the Directors held one meeting of the Board of Directors.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The Company's officers and directors have not been paid a salary during the fiscal years ended November 30, 1999, 1998 and 1997. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1999, 1998 or 1997 fiscal years.

         The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.




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


                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

         Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year and subsequent thereto all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  November 8, 1999.

                                 ZABA INTERNATIONAL, INC.

                                 s/Gregory W. Skufca

                                 Gregory W. Skufca, President

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